Larry Spirgel October 18, 2012 Page One	*FOIA Confidential Treatment Request* Confidential Treatment Requested by Ruckus Wireless, Inc. in connection with Registration on Form S-1 filed October 5, 2012 (File No. 333-184309) RKUS-0001

October 18, 2012	VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel

RE:	Ruckus Wireless, Inc.
Registration Statement on Form S-1
Filed October 5, 2012
File No. 333-184309 (the “Registration Statement”)

Dear Mr. Spirgel:

Introduction

On behalf of our client, Ruckus Wireless, Inc., (the “Company”), in connection with the Company’s Registration Statement, we submit this letter in further response to Comment No. 13 (regarding the Company’s valuations of its common stock) received from the staff of the Commission (the “Staff”) by letter dated August 23, 2012. The Staff’s August 23, 2012 letter was with regard to a draft of the Registration Statement confidentially submitted to the Commission on July 27, 2012, and the Company initially responded to Staff Comment No. 13 in our letter dated September 11, 2012. We have incorporated the text of Comment No. 13 and our initial response to it into this letter for convenience. The Company hopes to commence its road show as early as November 1, 2012.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained herein, the Company hereby requests, pursuant to 17 C.F.R. § 200.83 that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten (10) business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned rather than rely upon the U.S. mail for such notice. The address and telephone number for Michael E. Tenta, the responsible representative, is c/o Cooley LLP, 3175 Hanover Street, Palo Alto, California 94304-1130, telephone number (650) 843-5636.

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400   WWW.COOLEY.COM

Larry Spirgel October 18, 2012 Page Two	*FOIA Confidential Treatment Request* Confidential Treatment Requested by Ruckus Wireless, Inc. in connection with Registration on Form S-1 filed October 5, 2012 (File No. 333-184309) RKUS-0002

Staff Comment No. 13 and Company Responses

13.	Please expand the disclosure beginning on page 68 to describe in more detail the valuation methodology and significant assumptions that you used in estimating the fair value. In order to help us evaluate your estimates, please provide a schedule showing for each option, or group of similar options:

•	the grant date,

•	the grantee,

•	vesting terms,

•	exercise price,

•	estimated fair value of the option,

•	estimated fair value of the underlying common stock,

•	the total amount of compensation cost, and

•	the amount recognized as expense.

We may have additional comments when you disclose the anticipated offering price.

Initial Response submitted by letter dated September 11, 2012: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 72 of Draft No. 2 as requested.

Supplemental Response: The Company advises the Staff that the Company currently estimates a preliminary price range for the offering of $[***] to $[***] per share (the “Preliminary Price Range”). This estimated price range has been determined based, in part, upon current market conditions and input received from the lead underwriters for the proposed offering, including discussions that took place on October 16 and 17, 2012 between senior management of the Company and representatives of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC. Prior to October 16, 2012, the Company had not held discussions with the underwriters regarding the Preliminary Price Range for the offering.

The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction.

The Company intends to narrow the Preliminary Price Range for inclusion in its preliminary prospectus that is circulated to potential investors. The parameters of that more narrow price range will be subject to then-current market conditions, continuing discussions with the underwriters, and any business developments impacting the Company. At that time, the Company intends to disclose in its preliminary prospectus the factors described below to explain the difference, if any, between the midpoint of that bona fide preliminary price range

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155   T: (650) 843-5000   F: (650) 849-7400   WWW.COOLEY.COM

Larry Spirgel October 18, 2012 Page Three	*FOIA Confidential Treatment Request* Confidential Treatment Requested by Ruckus Wireless, Inc. in connection with Registration on Form S-1 filed October 5, 2012 (File No. 333-184309) RKUS-0003 included in its preliminary prospectus and the last fair value of the Company’s common stock, as determined by the board of directors of the Company and as disclosed in the Registration Statement, as amended.

The factors considered in estimating the fair value of the Company’s common stock during the period between September 2011 and June 2012 are set forth on pages 72 to 75 of the Registration Statement. The Registration Statement includes a detailed explanation of the Company’s approach to accounting for stock-based compensation, the methodology used by the Company to determine the fair value of its stock on dates when options were granted by the board of directors, factors and approaches considered by the Company in determining fair value and factors that caused the fair value to change over time.

The Company intends to file an amendment to the Registration Statement (“Amendment No. 1”), on or about October 19, 2012, to include a detailed explanation of the factors considered in estimating the fair value of the Company’s common stock for additional equity grants made by the Company on September 7, 2012, the only additional option grants since June 2012.

In Amendment No. 1, the Company will disclose that, on September 7, 2012, the Company’s board of directors determined that the fair value of the Company’s common stock was $7.34 per share, and on that day granted stock options (exercisable for an aggregate of 613,100 shares) at that price per share, based on the following factors:

The Company experienced continued sequential quarterly revenue growth of 9%, generating $48.9 million for the second quarter of 2012, compared to $45.0 million for the first quarter of 2012. As part of a third-party valuation report as of August 15, 2012, a time period to an exit event within 0.25 years of the valuation date was considered reasonable in anticipation of a potential initial public offering of the Company’s common stock. In addition, a revenue multiple of comparable companies, volatility of 65% based on comparable companies, a discount rate of 19%, and a risk-free rate of 0.09% based on the U.S. Treasury rate as of the valuation date were utilized to arrive at the business enterprise value. Based on these considerations, the third-party valuation and the factors discussed above, the board of directors granted stock options in September 2012 with an exercise price of $7.34 per share, consistent with the third-party valuation report as of August 15, 2012.

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Larry Spirgel October 18, 2012 Page Four	*FOIA Confidential Treatment Request* Confidential Treatment Requested by Ruckus Wireless, Inc. in connection with Registration on Form S-1 filed October 5, 2012 (File No. 333-184309) RKUS-0004

The Company believes that the most significant factors that contributed to the difference between $[***] per share, the midpoint of the Preliminary Price Range, and $7.34 per share, the fair value of the common stock as of September 7, 2012, as informed by the third-party valuation report as of August 15, 2012, are as follows:

•

In the quarter ended September 30, 2012, the Company experienced continued sequential quarterly revenue growth of 19.8%, generating $58.6 million for the third quarter of 2012, compared to $48.9 million for the second quarter of 2012. .

•

The valuation of the Company’s common stock by its board of directors on September 7, 2012 reflected the illiquidity of the Company’s common stock on that date. On the other hand, the valuation reflected in the Preliminary Price Range necessarily assumes that a successful initial public offering will ultimately occur and represents an estimate of the fair value of the unrestricted and freely tradeable stock that would be sold in the initial public offering market without any illiquidity discount.

•

The valuation of the Company’s common stock by its board of directors on September 7, 2012 reflected the uncertainty of the Company’s initial public offering, assuming that there was a reasonable probability of an initial public offering and the time period to achieve an exit event was 0.25 years. However, the Preliminary Price Range necessarily assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business and without a marketability discount, resulting in a higher valuation as compared to the September 7, 2012 valuation set by the Company’s board of directors.

•

The holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock. In particular, holders of the Company’s outstanding preferred stock are entitled to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock. In addition, holders of outstanding preferred stock are entitled to receive liquidation payments in preference to holders of common stock. The Preliminary Price Range assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its initial public offering. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation for purposes of the Preliminary Price Range, compared to the September 7, 2012 valuation set by the Company’s board of directors, which included the effect of preferences for the Company’s preferred stock.

•

The Preliminary Price Range assumes the completion of a successful initial public offering. A successful offering would provide the Company with significant additional cash proceeds, which would substantially strengthen the Company’s balance sheet. This is reflected in the Preliminary Price Range, but is not reflected in the September 7, 2012 valuation set by the Company’s board of directors.

•

A successful offering will also provide the Company with access to the public company debt and equity markets, and a ‘currency’ of publicly tradeable securities to enable the Company to make strategic acquisitions as the board of directors may deem appropriate, which are all reflected in the Preliminary Price Range, and which were not reflected in the September 7, 2012 valuation set by the Company’s board of directors.

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Larry Spirgel October 18, 2012 Page Five	*FOIA Confidential Treatment Request* Confidential Treatment Requested by Ruckus Wireless, Inc. in connection with Registration on Form S-1 filed October 5, 2012 (File No. 333-184309) RKUS-0005

•

As a result of general economic conditions, there were notable increases in the value of the common stock since mid August 2012 of over half of the comparable public companies utilized in both the September 7, 2012 valuation set by the Company’s board of directors and those used in determining the Preliminary Price Range.

•	There were modest market increases in value of the New York Stock Exchange, S&P 500 and Dow Jones Industrial Average since September 7, 2012.

At September 7, 2012, the Company’s board of directors consisted of individuals with significant experience in business, finance, venture capital and/or private equity and significant experience in valuing technology companies, including determining the fair values of the common stock of such companies. The Company’s board of directors reached its determination of the estimated fair value of the Company’s common stock after thorough discussions and made its determination in good faith, based on the information available at that time.

The Company believes that the fair value determined by its board of directors on September 7, 2012 is appropriate and demonstrates the diligent efforts of the Company’s board of directors in considering all relevant factors in determining the fair value and that the actions of its board of directors to estimate the fair value of the Company’s common stock, including between September 2011 and September 2012, complied with all applicable rules and regulations for the determination of fair value.

**********

The Company respectfully requests the Staff’s assistance in completing its review of the supplemental response contained herein as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Registration Statement, or this response letter to me at (650) 843-5636 or Eric C. Jensen at (650) 843-5049.

Sincerely,

/s/ Michael E. Tenta

Michael E. Tenta

cc:	Paul Fischer, Securities and Exchange Commission

Selina Y. Lo, Ruckus Wireless, Inc.

Scott Maples, Ruckus Wireless, Inc.

Seamus Hennessy, Ruckus Wireless, Inc.

Eric C. Jensen, Cooley LLP

Christopher L. Kaufman, Latham & Watkins LLP

Brian D. Paulson, Latham & Watkins LLP

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155   T: (650) 843-5000   F: (650) 849-7400   WWW.COOLEY.COM